ProShare Advisors LLC

7501 Wiscosin Avenue

Suite 1000

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

www.proshares.com

July 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of ProShares Trust (the “Trust”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 118 under the Securities Act and Amendment No. 127 under the 1940 Act to the Trust’s Registration Statement on Form N-1A, relating to ProShares Short FTSE China 25 (to be renamed “ProShares Short FTSE China 50”), ProShares UltraShort FTSE China 25 (to be renamed “ProShares UltraShort FTSE China 50”) and ProShares Ultra FTSE China 25 (to be renamed “ProShares Ultra FTSE China 50”).

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely,

/s/ Amy R. Doberman
Amy R. Doberman
Chief Legal Officer and Secretary of ProShares Trust